NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                            Contact:  Raymond  Brandstrom
May  8,  2003                                          Chief  Financial  Officer
                                                                  (206) 298-2909

        EMERITUS REPORTS $1 MILLION IMPROVEMENT FOR FIRST QUARTER RESULTS

SEATTLE, WA, MAY 8, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, today announced first quarter 2003 net loss to common shareholders of $2.3 million compared to a net loss of $3.3 million for the first quarter 2002. Net loss before preferred dividends for the first quarter was $393,000 with positive income statement cash flows (net loss excluding preferred dividends of $1.9 million and depreciation and amortization of $1.8 million) of $1.5 million.

 "All of the great efforts of our operations group, in combination with the strategic acquisitions we completed last year, are leading us to these improved results," stated Dan Baty, CEO. "While we still have some work left, we are cash flow positive, and our operational results are tracking toward our goals."

Total revenue for the quarter increased $11.0 million to $47.2 million for the first quarter. The majority of this increase came from the acquisition of 24 communities on October 1, 2002. Operating expenses increased to $44.5 million for the first quarter 2003, an increase of $10.4 million from the same quarter last year, also primarily from the 24-community acquisition. Overall, Income from operations, defined as Total Operating Revenues less Total Operating Expenses (exclusive of Interest Income, Interest Expense, and Other, Net) increased $600,000.

SAME  COMMUNITY  RESULTS
Emeritus operated 59 Same Store Communities for the first quarter of both 2003 and 2002. Community Operating Income improved $650,000 to $13 million from $12.4 million for the same quarter last year. Facility Lease expense increased $467,000 primarily due to the refinance of 11 properties in December 2002. Net income for the first quarter was $2.1 million, an increase of $50,000 from the same quarter last year.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently owns, leases, or manages 185 communities representing capacity for approximately 19,000 residents in 33 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this report that are not historical or current facts deal with potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from our actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in our communities; our ability under current market conditions to maintain and increase our resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; our ability to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; our ability to generate cash flow sufficient to service our debt and other fixed payment requirements; our ability to find sources of financing and capital on satisfactory terms to meet our cash requirements to the extent that they are not met by operations; and making satisfactory arrangements for the continued operation of the Emeritrust communities beyond June 30, 2003, when our management agreements for those communities expire. We have attempted to identify, in context, certain of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in our reports filed with the Securities and Exchange Commission (SEC), including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.


                            Emeritus Assisted Living
                 Condensed Consolidated Statements of Operations
                  (In thousands, except per share information)


                                              Quarter Ended
                                                 March 31,
                                            ------------------
                                              2003      2002
                                            --------  --------
Revenues:
  Community revenue. . . . . . . . . . . .  $43,087   $32,121
  Other service fees . . . . . . . . . . .      993     1,000
  Management fees. . . . . . . . . . . . .    3,097     3,025
                                            --------  --------
          Total operating revenues . . . .   47,177    36,146
                                            --------  --------

Expenses:
  Community operations . . . . . . . . . .   28,646    20,562
  General and administrative . . . . . . .    5,404     4,923
  Depreciation and amortization. . . . . .    1,846     1,851
  Facility lease expense . . . . . . . . .    8,604     6,728
                                            --------  --------
          Total operating expenses . . . .   44,500    34,064
                                            --------  --------
          Income (loss) from operations. .    2,677     2,082

Other income (expense):
  Interest income. . . . . . . . . . . . .      156       109
  Interest expense . . . . . . . . . . . .   (3,274)   (2,926)
  Other, net . . . . . . . . . . . . . . .       48      (567)
                                            --------  --------
          Net other income (expense) . . .   (3,070)   (3,384)
                                            --------  --------

          Net income (loss). . . . . . . .     (393)   (1,302)

Preferred stock dividends. . . . . . . . .    1,870     1,997
                                            --------  --------
          Net loss to common shareholders.  $(2,263)  $(3,299)
                                            ========  ========


Loss per common share - basic and diluted.  $ (0.22)  $ (0.32)
                                            ========  ========

Weighted average number of common shares
    outstanding - basic and diluted. . . .   10,247    10,196
                                            ========  ========


                            Emeritus Assisted Living
                   Same Community Statements of Operations (1)
                                 (In thousands)

                                    Quarter Ended
                                       March 31,
                                --------------------
                                  2003       2002
                                ---------  ---------
Revenue. . . . . . . . . . . .  $ 33,615   $ 32,355
Community operating expenses .   (20,600)   (19,988)
                                ---------  ---------
    Community operating income    13,015     12,367
Depreciation & amortization. .    (1,549)    (1,600)
Facility lease expense . . . .    (6,911)    (6,444)
                                ---------  ---------
    Operating income . . . . .     4,555      4,323
Interest expense, net. . . . .    (2,496)    (2,314)
                                ---------  ---------
    Net income . . . . . . . .  $  2,059   $  2,009
                                =========  =========


     (1) Same Communities represent those communities that have been and are expected to continue to be operated by the Company on a comparable basis since January of 2002. Results exclude corporate general and administrative costs.